Filed pursuant to Rule 433

November 9, 2009

Relating to

Preliminary Prospectus Supplement dated November 9, 2009 to

Prospectus dated October 30, 2009

Registration Statement No. 333-162773

Cleco Power LLC

Pricing Term Sheet

Issuer:	Cleco Power LLC

Security:	6.50% Notes due 2035

Ratings (Moody’s/S&P):	Baa2/BBB

Principal Amount:	$145,000,000

Maturity:	December 1, 2035

Settlement:	November 13, 2009; T+3

Coupon:	6.50%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2009

Benchmark Treasury:	4.25% due May 15, 2039

Benchmark Treasury Yield:	4.387%

Spread to Benchmark Treasury:	2.375%

Yield to Maturity:	6.762%

Initial Price to Public:	96.806% per Note (plus accrued interest from June 1, 2009)

Redemption Provisions: Make-Whole Call:	Make whole call at T + 30 bps

CUSIP:	185508 AE8

Minimum Denominations:	$1,000

Use of Proceeds:	The proceeds to the Issuer from the sale of the Notes in this offering are expected to be approximately $138.8 million, after deducting the underwriting discount and the other estimated expenses of this offering. The Issuer intends to use the net proceeds from this offering for general corporate purposes, including financing a portion of the construction costs related to the Acadiana Load Pocket transmission project.

Joint Book-Running Managers:	Calyon Securities (USA) Inc. and KeyBanc Capital Markets Inc.

Co-Managers:	Deutsche Bank Securities Inc. and U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Calyon Securities (USA) Inc. toll-free at 866-807-6030 or KeyBanc Capital Markets Inc. toll-free at 866-227-6479.

2